Exhibit 99.1

Moody’s improves outlook on FCA N.V.’s rating
Moody’s Investors Service communicated yesterday that it has affirmed the "Ba1" Corporate Family Rating on FCA N.V and the "Ba2" ratings on the senior unsecured instruments issued or guaranteed by FCA N.V and it has improved the outlook to positive from stable.

London, November 05, 2019

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